

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2025

Sean Homuth
Principal Executive Officer
KWESST Micro Systems Inc.
155 Terence Matthews Crescent
Unit #1, Ottawa, Ontario, K2M 2A8

     Re: KWESST Micro Systems Inc.
        Registration Statement on Form F-3
        Filed February 26, 2025
        File No. 333-285263

Dear Sean Homuth:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Matthew Crispino at 202-551-3456 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Richard Raymer, Esq.